Exhibit 12
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DISTRIBUTIONS
(In Thousands, Except Ratios; Unaudited)

	Nine Months Ended	Fiscal Year Ended April 30,
	January 31, 2015	2014	2013	2012	2011	2010
Earnings
Income (loss) from continuing operations	$14,822	$(23,390)	$20,677	$8,644	$4,679	$5,710
Add:
Combined fixed charges and preferred distributions (see below)	56,122	73,933	73,657	68,172	64,954	71,497
Amortization of capitalized interest	50	0	0	0	0	0
Less:
(Income) loss noncontrolling interests – consolidated real estate entities	(870)	(910)	(809)	(135)	180	(22)
Interest capitalized	(3,628)	(2,856)	(742)	(571)	(57)	(19)
Preferred distributions	(8,636)	(11,514)	(9,229)	(2,372)	(2,372)	(2,372)
Total earnings	$57,860	$35,263	$83,554	$73,738	$67,384	$74,794

Fixed charges
Interest expensed	$43,858	$59,563	63,686	65,229	62,525	69,106
Interest capitalized	3,628	2,856	742	571	57	19
Total fixed charges	$47,486	$62,419	$64,428	$65,800	$62,582	$69,125
Preferred distributions	8,636	11,514	9,229	2,372	2,372	2,372
Total combined fixed charges and preferred distributions	$56,122	$73,933	$73,657	$68,172	$64,954	$71,497

Ratio of earnings to fixed charges	1.22x	(1)	1.30x	1.12x	1.08x	1.08x
Ratio of earnings to combined fixed charges and preferred distributions	1.03x	(1)	1.13x	1.08x	1.04x	1.05x

(1)
Due to non-cash asset impairment charges of $42.6 million, earnings were inadequate to cover fixed charges and combined fixed charges and preferred distributions by $27.2 million and $38.7 million, respectively. Excluding the asset impairment charge, the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred distributions would have been 1.25 and 1.05, respectively, for the fiscal year ended April 30, 2014.